SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material Fact dated November 25, 2015

MATERIAL FACT

With regards to the “EU-wide transparency exercise” published yesterday on the European Banking Association’s (EBA) website, Santander announces that the June 2015 fully loaded CET1 ratio appearing in this publication (7.94%) is incorrect. The EBA has pointed out this error, which affects various banks, and has removed such data from its website.

Banco Santander confirms that, in accordance with the information that it has published in the market, its June 2015 fully loaded CET1 ratio is 9.83%.

The following is the transcription of the public statement issued by the EBA regarding the revision of this information:

“Correction statement on 2015 EU-wide transparency data

25 November 2015

The transparency exercise data published by the European Banking Authority (EBA) on 24 November 2015 contained information regarding the ‘fully loaded’ CET1 ratio’ for all EU banks in the sample. This ratio, which was published for information only, is calculated using existing supervisory reporting data. The EBA has been alerted that there was an error in the published ‘fully loaded CET1 ratio’ for some banks due to double counting of excess deductions from AT1 capital. The ‘fully loaded CET1 ratio’ for all individual banks published by the EBA has, therefore, been removed from the interactive tool on the website. The aggregate figures in the EBA’s report will be updated accordingly.”

Boadilla del Monte, Madrid, 25 November 2015

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 25, 2015	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer